 Filed pursuant to Rule 424(b)(3)

Registration Statement Number 333-207889

Prospectus Supplement No. 3 dated November 14, 2018 (To Prospectus dated April 24, 2018)

GrowGeneration Corp.

2,123,911 Shares

Common Stock

This Prospectus Supplement No. 3 updates, amends, and supplements the information previously included in the Prospectus dated April 24, 2018 (the “Prospectus”), amended by Prospectus Supplements No. 1 dated May 24, 2018 and No. 2 dated August 17, 2018, relating to the offer for sale of up to an aggregate of 2,123,911 shares of common stock of GrowGeneration Corp. (the “Company”) by the selling stockholders named therein.

Material Information Reported in Current Report on Form 8-K

On September 20, 2018, we filed a Current Report on Form 8-K with the Securities and Exchange Commission (the “SEC”) to announce the completion of an asset purchase of an online store of hydroponic and garden supplies. The material portions of that Form 8-K are set forth below.

“On August 30, 2018, GrowGeneration Corp. (the “Company”) entered into an asset purchase agreement (the “Purchase Agreement”), amended on September 14, 2018, with Virgus, Inc. d/b/a/ Heavy Gardens, an online store of hydroponic and garden supplies (“Heavy Gardens”) to purchase the assets of Heavy Gardens through its wholly-owned subsidiary, GrowGeneration HG Corp. The closing of the asset purchase took place on September 14, 2018.

The assets subject to the sale under the Purchase Agreement, included fixed assets, tangible personal property, intangible personal property and contracts. As consideration for the assets, the Company agreed to pay Heavy Gardens (i) 50,000 shares of restricted common stock of the Company, plus an additional bonus of 15,000 shares for each incremental $1 million of gross revenue generated by the store over $2 million in any calendar year, up to a maximum of 120,000 bonus shares (i.e. a maximum of 170,000 shares in total), and (ii) a cash payment of $150,000 and a promissory note for $72,000 with an interest of .01% per annum payable in twelve equal monthly installments, plus an additional bonus of $5,000 earned for each month that the gross revenue of the store exceeds $200,000, up to a maximum of $75,000 bonus (i.e. a maximum of $225,000 cash in total).”

On September 27, 2018, we filed an amendment to the Current Report on Form 8-K to include the financial statements and pro forma information required by Item 9.01 of Form 8-K in connection with the asset purchase on July 13, 2018 of all the assets of a retail hydroponic store, Santa Rosa Hydroponic & Grower Supply, Inc.

Third Fiscal Quarter Results of Operation

This Prospectus Supplement No. 3 incorporates into our Prospectus the information contained in our attached Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, which was filed with the SEC on November 9, 2018.

* * * * *

This Prospectus Supplement No. 3 is not complete without, and may not be delivered or used except in connection with, our Prospectus, including all amendments and supplements thereto.

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements. Investing in our common stock is highly speculative and involves a significant degree of risk. See “Risk Factors” beginning on page 3 of the original Prospectus for a discussion of information that should be considered before making a decision to purchase our common stock.

Neither the SEC nor any state securities commission has approved or disapproved of the Company’s securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 3 is November 14, 2018.

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-Q

Quarterly Report Under the Securities Exchange Act of 1934

For Quarter Ended: September 30, 2018

Commission File Number: 333-207889

GROWGENERATION CORPORATION

(Exact name of small business issuer as specified in its charter)

Colorado	46-5008129
(State of other jurisdiction of incorporation)	(IRS Employer ID No.)

1000 West Mississippi Avenue

Denver, CO 80223

(Address of principal executive offices)

(800)935-8420

(Issuer’s Telephone Number)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer”, “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒
(Do not check if a smaller reporting company)		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐  No ☒

As of November 8, 2018, there were 27,497,517 shares of the registrant’s common stock issued and outstanding.

i

PART I – FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

GROWGENERATION CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

	September 30, 2018	December 31, 2017
	Unaudited
ASSETS
Current assets:
Cash	$14,330,758	$1,215,265
Accounts receivable, net of allowance for doubtful accounts of $97,829 at September 30, 2018 and December 31, 2017	1,009,242	653,568
Inventory	9,476,416	4,585,341
Prepaid expenses and other current assets	658,416	711,852
Total current assets	25,474,832	7,166,026

Property and equipment, net	1,771,441	1,259,483
Intangible assets, net	86,133	53,286
Goodwill	8,752,912	592,500
Other assets	124,201	183,113
TOTAL ASSETS	$36,209,519	$9,254,408

LIABILITIES & STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,340,990	$1,067,857
Other accrued liabilities	39,702	70,029
Payroll and payroll tax liabilities	178,697	247,887
Customer deposits	150,848	92,350
Sales tax payable	190,032	73,220
Current portion of long-term debt	435,029	41,707
Total current liabilities	2,335,298	1,593,050

Long-term convertible debt, net of debt discount and debt issuance costs	2,336,905	-
Long-term debt, net of current portion	613,649	82,537
Total liabilities	5,285,852	1,675,587

Commitments and contingencies

Stockholders’ Equity:
Common stock; $.001 par value; 100,000,000 shares authorized; 27,437,113 and 16,846,835 shares issued and outstanding as of September 30, 2018 and December 31, 2017, respectively	27,437	16,846
Additional paid-in capital	37,257,465	11,254,212
Accumulated deficit	(6,361,235)	(3,692,237)
Total stockholders’ equity	30,923,667	7,578,821
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$36,209,519	$9,254,408

See Notes to the Unaudited Consolidated Financial Statements.

GROWGENERATION CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017

Sales	$8,406,255	$4,028,170	$19,939,572	$10,722,738
Cost of sales	6,249,129	2,912,328	14,863,600	7,775,718
Gross profit	2,157,126	1,115,842	5,075,972	2,947,020
Operating expenses:
Store operations	1,415,150	800,861	3,456,960	2,098,201
General and administrative	375,002	237,884	1,137,910	644,708
Share based compensation	367,098	242,984	920,446	645,392
Depreciation and amortization	114,159	22,987	230,070	63,035
Salaries and related expenses	460,928	269,215	1,187,738	574,158
Total operating expenses	2,732,337	1,573,931	6,933,124	4,025,494

Loss from operations	(575,211)	(458,089)	(1,857,152)	(1,078,474)

Other income (expense):
Interest expense	4,795	(3,419)	(14,535)	(7,181)
Interest income	23,584	-	53,211	-
Other income (loss)	(1,214)	621	8,102	1,062
Amortization of debt discount	(236,527)	-	(858,624)	-
Total non-operating expense, net	(209,362)	(2,798)	(811,846)	(6,119)

Net loss	$(784,573)	$(460,887)	$(2,668,998)	$(1,084,593)

Net loss per shares, basic and diluted	$(.03)	$(.03)	$(.12)	$(.08)

Weighted average shares outstanding, basic and diluted	25,646,011	14,819,742	22,056,665	13,857,393

See Notes to the Unaudited Consolidated Financial Statements.

GROWGENERATION CORPORATION AND SUBSIDIARIES

 CONSOLIDATED STATEMENT OF CASH FLOWS

(Unaudited)

	For the Nine Months Ended September 30,
	2018	2017
Cash flows from operating activities:
Net loss	$(2,668,998)	$(1,084,593)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	230,069	63,035
Amortization of debt discount	858,624	-
Stock-based compensation expense	920,446	645,392
Changes in operating assets and liabilities:
(Increase) decrease in:
Accounts receivable	(355,674)	(292,560)
Inventory	(1,246,125)	(2,449,289)
Prepaid expenses and other assets	(69,631)	(259,210)
Increase (decrease) in:
Accounts payable	242,806	674,994
Payroll and payroll tax liabilities	39,231	55,181
Customer deposits	58,498	7,928
Sales tax payable	116,812	48,443
Net cash used in operating activities	(1,873,942)	(2,590,679)
Cash flows from investing activities:
Assets acquired in business combinations	(5,762,763)	-
Purchase of furniture and equipment	(454,999)	(563,724)
Purchase of intangibles	(33,500)	(306,177)
Net cash used in investing activities	(6,251,262)	(869,901)
Cash flows from financing activities:
Principal payments on long term debt	(218,740)	(36,752)
Proceeds from issuance of convertible debt, net of expenses	8,912,765	-
Proceeds from the sale of common stock and exercise of warrants, net of expenses	12,546,672	4,796,165
Net cash provided by financing activities	21,240,697	4,759,413
Net increase in cash	13,115,493	1,298,833
Cash at the beginning of period	1,215,265	606,644
Cash at the end of period	$14,330,758	$1,905,477

Supplemental disclosures of non-cash financing activities:
Cash paid for interest	$14,535	$7,181
Common stock issued for accrued payroll	$108,420	-
Common stock issued for prepaid services	-	416,886
Debt converted to equity	$3,195,484	-
Warrants issued for debt discount	$4,239,000	-
Insurance premium financing	-	30,366
Acquisition of vehicles with debt financing	$56,174	$84,968
Assets acquired by issuance of common stock	$5,222,799	-
Acquisition of assets with seller financing	$1,087,000	-

See Notes to the Unaudited Consolidated Financial Statements.

GrowGeneration Corporation and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements

September 30, 2018

1.	NATURE OF OPERATIONS

GrowGeneration Corp (the “Company” or “GrowGeneration”) was incorporated on March 6, 2014 in Colorado under the name of Easylife Corp and changed its name to GrowGeneration Corp on June 25, 2014. It maintains its principal office in Denver, Colorado.

The Company is engaged in the business of operating retail hydroponic stores through its wholly owned subsidiaries, GrowGeneration Pueblo Corp, GrowGeneration California Corp, Grow Generation Nevada Corp, GrowGeneration Washington Corp, GrowGeneration Rhode Island Corp, GrowGeneration Michigan Corp, GrowGeneration Oklahoma Corp, GrowGeneration HG Corp, GGen Distribution Corp, GrowGeneration Canada Corp, GrowGeneration Hemp Corp and GrowGeneration Management Corp. The Company commenced operations with the purchase of four retail hydroponic stores in Pueblo and Canon City, Colorado on May 30, 2014. The Company, currently owns and operates a total of 18 stores and one e-commerce site and is actively engaged in seeking to acquire additional hydroponic retail stores.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The financial statements are prepared under the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 105-10, Generally Accepted Accounting Principles, in accordance with accounting principles generally accepted in the U.S. (“GAAP”).

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions are eliminated in consolidation.

Basis of Presentation - Unaudited Interim Financial Information

The accompanying interim condensed consolidated financial statements are unaudited. In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all of the normal recurring adjustments necessary to present fairly the financial position and results of operations as of and for the periods presented. The interim results are not necessarily indicative of the results to be expected for the full year or any future period.

Certain information and footnote disclosures normally included in the consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The Company believes that the disclosures are adequate to make the interim information presented not misleading. These consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto included in the Company’s Annual Report on Form 10-K filed on March 27, 2018 for the years ended December 31, 2017 and 2016.

Reclassifications

Certain amounts in the prior period financial statements have been reclassified to conform to the current period presentation. These reclassifications had no effect on reported consolidated net income (loss).

GrowGeneration Corporation and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements

September 30, 2018

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Segment Reporting

Management makes significant operating decisions based upon the analysis of the entire Company and financial performance is evaluated on a company-wide basis. Accordingly, the various products sold are aggregated into one reportable operating segment as under guidance in the FASBASC Topic 280 for segment reporting.

Use of Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with GAAPs. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported revenues and expenses during the reporting period. Actual results could vary from the estimates that were used.

Income Taxes

The Company accounts for income taxes in accordance with FASB ACS 740, Income Taxes, which requires the recognition of deferred income taxes for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences related principally to depreciation of property and equipment, reserve for obsolete inventory and bad debt. Deferred tax assets and liabilities represent the future tax consequence for those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income. Valuation allowances are established to reduce deferred tax assets to the amount expected to be realized.

The Company adopted the provisions of FASB ACS 740-10-25, which prescribes a recognition threshold and measurement attribute for the recognition and measurement of tax positions taken or expected to be taken in income tax returns. FASB ASC 740-10-25 also provides guidance on recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, and accounting for interest and penalties associated with tax positions. The Company’s tax returns are subject to tax examinations by U.S. federal and state authorities until respective statute of limitation. Currently, the 2016, 2015 and 2014 tax years are open and subject to examination by taxing authorities. However, the Company is not currently under audit nor has the Company been contacted by any of the taxing authorities. The Company does not have any accrual for uncertain tax positions as of September 30, 2018. It is not anticipated that unrecognized tax benefits would significantly increase or decrease within 12 months of the reporting date.

3.	RECENTLY ISSUED OR ADOPTED ACCOUNTING STANDARDS

In May 2014, the FASB issued guidance creating the ASC Section 606, “Revenue from Contracts with Customers”.  The new section will replace Section 605, “Revenue Recognition” and creates modifications to various other revenue accounting standards for specialized transactions and industries.  The section is intended to conform revenue accounting principles with a concurrently issued International Financial Reporting Standards with previously differing treatment between United States practice and those of much of the rest of the world, as well as, to enhance disclosures related to disaggregated revenue information.  The updated guidance was effective for annual reporting periods beginning on or after December 15, 2016, and interim periods within those annual periods. On July 9, 2015, the FASB approved a one-year delay of the effective date. The Company adopted the new provisions of this accounting standard at the beginning of fiscal year 2018 and its adoption did not have a material impact on the consolidated financial statements.

GrowGeneration Corporation and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements

September 30, 2018

3.	RECENTLY ISSUED OR ADOPTED ACCOUNTING STANDARDS, continued

In January 2016, the FASB issued ASU 2016-01, Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities, which requires that (i) all equity investments, other than equity-method investments, in unconsolidated entities generally be measured at fair value through earnings and (ii) when the fair value option has been elected for financial liabilities, changes in fair value due to instrument-specific credit risk will be recognized separately in other comprehensive income. Additionally, the ASU 2016-01 changes the disclosure requirements for financial instruments. The new standard will be effective for the Company starting in the first quarter of fiscal 2019. Early adoption is permitted for certain provisions. The Company is in the process of determining the effects the adoption will have on its consolidated financial statements as well as whether to adopt certain provisions early.

In February 2016, the FASB issued ASU 2016-02, “Leases” (Topic 842). This guidance will be effective for public entities for fiscal years beginning after December 15, 2018 including the interim periods within those fiscal years. Early application is permitted. Under the new provisions, all lessees will report a right-of-use asset and a liability for the obligation to make payments for all leases with the exception of those leases with a term of 12 months or less. All other leases will fall into one of two categories: (i) Financing leases, similar to capital leases, which will require the recognition of an asset and liability, measured at the present value of the lease payments and (ii) Operating leases which will require the recognition of an asset and liability measured at the present value of the lease payments. Lessor accounting remains substantially unchanged with the exception that no leases entered into after the effective date will be classified as leveraged leases. For sale leaseback transactions, the sale will only be recognized if the criteria in the new revenue recognition standard are met. The Company is currently evaluating the impact of adopting this guidance.

In August 2016, the FASB issued ASU No. 2016-15, Classification of Certain Cash Receipts and Cash Payments. The new standard will change the classification of certain cash payments and receipts within the cash flow statement. Specifically, payments for debt prepayment or debt extinguishment costs, including third-party costs, premiums paid, and other fees paid to lenders that are directly related to the debt prepayment or debt extinguishment, excluding accrued interest, will now be classified as financing activities. Previously, these payments were classified as operating expenses. The guidance is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019, with early adoption permitted, and will be applied retrospectively. The Company does not expect that the adoption of this new standard, on the first day of the Company’s 2020 fiscal year, will have a material impact on its consolidated financial statements.

In January 2017, the FASB released ASU 2017-01, Business Combinations: Clarifying the Definition of a Business, which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The amendments in this ASU should be applied prospectively and are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years, with early adoption permitted. No disclosures are required at transition. We adopted this standard effective January 1, 2018, and this standard did not have a material impact on our financial position, results of operations or disclosures.

In January 2017, the FASB issued ASU 2017-04 simplifying the accounting for goodwill impairment for all entities. The new guidance eliminates the requirement to calculate the implied fair value of goodwill (Step 2 of the current two-step goodwill impairment test under ASC 350). Instead, entities will record an impairment charge based on the excess of a reporting unit’s carrying amount over its fair value (Step 1 of the current two-step goodwill impairment test). The ASU is effective prospectively for reporting periods beginning after December 15, 2019, with early adoption permitted for annual and interim goodwill impairment testing dates after January 1, 2017. We are currently evaluating the impact of the new guidance on our goodwill impairment testing process and consolidated financial statements.

GrowGeneration Corporation and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements

September 30, 2018

3.	RECENTLY ISSUED OR ADOPTED ACCOUNTING STANDARDS, continued

In June 2018, the FASB issued ASU 2018-07, Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. This update expands the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. The amendments specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The amendments also clarify that Topic 718 does not apply to share-based payments used to effectively provide (1) financing to the issuer or (2) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under ASC 606 - Revenue from Contracts with Customers (“ASC 606”). The amendments in ASU 2018-07 are effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. Early adoption is permitted. We are currently evaluating the potential effects of this updated guidance on our consolidated financial statements and related disclosures.

On August 28, 2017, the FASB issued ASU 2017-12, “Derivatives and Hedging,” which better aligns risk management activities and financial reporting for hedging relationships through changes to both the designation and measurement guidance for qualifying hedging relationships and the presentation of hedge results. The amendments expand and refine hedge accounting for both nonfinancial and financial risk components and in some situations better align the recognition and presentation of the effects of the hedging instrument and the hedged item in the financial statements. The new standard will be effective for the Company as of January 1, 2019. Early adoption is permitted. We do not believe the adoption of this new standard will have any impact on our consolidated financial statements and footnote disclosures.

4.	PROPERTY AND EQUIPMENT

	September 30, 2018	December 31, 2017
Vehicles	$494,641	$243,264
Leasehold improvements	396,908	181,724
Furniture, fixtures and equipment	1,332,714	1,057,902
	2,224,263	1,482,890
(Accumulated depreciation)	(452,822)	(223,407)
Property and Equipment, net	$1,771,441	$1,259,483

Depreciation expense for the three months ended September 30, 2018 and 2017 was $102,983 and $22,707, respectively, and for the nine months ended September 30, 2018 and 2017 was $229,415 and $62,194, respectively.

GrowGeneration Corporation and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements

September 30, 2018

5.	LONG-TERM DEBT

	September 30,	December 31,
	2018	2017
Long term debt is as follows:
Chrysler Capital, interest ranging from 9.8% and 10.9% per annum, payable in monthly installments of $3,070 beginning May 2017 through May 2023, secured by vehicles with a book value of $205,000	$121,793	$79,479

Hitachi Capital, interest at 8.0% per annum, payable in monthly installments of $631.13 beginning September 2015 through August 2019, secured by delivery equipment with a book value of $24,910	6,673	11,781

Wells Fargo Equipment Finance, interest at 3.5% per annum, payable in monthly installments of $518.96 beginning April 2016 through March 2021, secured by warehouse equipment with a book value of $25,437	14,411	18,641

RMT Equipment, interest at 10.9% per annum, payable in monthly installments of $1,154.79 beginning June 2016 through October 2018, secured by delivery equipment with a book value of $31,130	-	10,916

Note payable insurance premium financing, interest at 4.74% per annum, payable in 10 installments of $3,441, due January 2018	-	3,427

Notes payable issued in connection with seller financing of assets acquired, interest at 1%, payable in 24 installments of $24,996, due February 2020	425,000	-

Notes payable issued in connection with seller financing of assets acquired, interest at 1%, payable in 12 installments of $6,003, due September 2019	72,000	-

Notes payable issued in connection with seller financing of assets acquired, interest at 8.125%, payable in 60 installments of $8,440, due August 2023	408,801
	$1,048,678	$124,244
Less Current Maturities	(435,029)	(41,707)
Total Long-Term Debt	$613,649	$82,537

Interest expense for the three months ended September 30, 2018 and 2017 was $(4,795) and 3,419, respectively and for the nine months ended September 30, 2018 and 2017 was $14,535 and $7,181, respectively.

6.	CONVERTIBLE DEBT

On January 12, 2018, the Company completed a private placement of a total of 36 units (the “Units”) of the Company’s securities at the price of $250,000 per Unit pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and Rule 506 of Regulation D promulgated under the Securities Act. Each Unit consisted of (i) a .1% unsecured convertible promissory note of the principal amount of $250,000 (each, a “Note”), and (ii) a 3-year warrant entitling the holder to purchase 37,500 shares of the Company’s common stock, par value $.001 per share (the “Common Stock”), at a price of $.01 per share or through cashless exercise.

GrowGeneration Corporation and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements

September 30, 2018

6.	CONVERTIBLE DEBT, continued

The convertible debt has a maturity date of January 12, 2021 and the principal balance and any accrued interest is convertible by the holder at any time into Common Stock of the Company at conversion price of $3.00 a share the (“Conversion Price”).  Principal due and interest accrued on the Note will automatically convert into shares of Common Stock, at the Conversion Price, if at any time during the term of the Notes, commencing twelve (12) months from the date of issuance, the Common Stock trades minimum daily volume of at least 50,000 shares for twenty (20) consecutive days with a volume weighted average price of at least $4.00 per share.

In relation to this transaction, the Company recorded a debt discount of $4,239,000 related to the fair market value of warrants issued as noted above. The debt discount, which was based on an imputed interest rate, is being amortized on a straight-line basis over the life of the convertible debt.

During the nine months ended September 30, 2018, convertible debt and accrued interest of $5,301,751, net of unamortized debt discount of $2,092,651, was converted into 1,767,295 shares of common stock at the conversion rate of $3.00 per share.

	September 30,	December 31,
	2018	2017
Convertible debt	$3,700,000	-
Remaining unamortized debt discount and debt issue costs	(1,363,095)	-
Convertible debt, net of debt discount and debt issue costs	$2,336,905	-

Amortization of debt discount for the three months and nine months ended September 30, 2018 was $236,527 and $858,624, respectively. There was no amortization of debt discount in 2017.

7.	SHARE BASED PAYMENTS AND STOCK OPTIONS

The Company accounts for share-based payments through the measurement and recognition of compensation expense for share-based payment awards made to employees and directors of the Company, including stock options and restricted shares.

The following table presents share-based payment expense and new shares issued for the three months and nine months ended September 30, 2018 and 2017.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Shares based expense from issuance of Common Stock and warrants	$236,459	$179,280	$670,785	$525,270
Shares based expense from issuance of Common Stock options	$130,639	63,704	$249,661	$120,122
Total non-cash compensation	$367,098	$242,984	$920,446	$645,392

GrowGeneration Corporation and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements

September 30, 2018

7.	SHARE BASED PAYMENTS AND STOCK OPTIONS, continued

On March 6, 2014, the Company’s Board of Directors (the “Board”) and majority stockholders approved the 2014 Equity Incentive Plan (the “2014 Plan”) pursuant to which the Company may grant incentive and non-statutory options to employees, nonemployee members of the Board, consultants and other independent advisors who provide services to the Company. The maximum shares of Common Stock which may be issued over the term of the 2014 Plan shall not exceed 2,500,000 shares. Awards under the 2014 Plan are made by the Board. Options under the plan are to be issued at the market price of the stock on the day of the grant except to those issued to a ten-percent stockholder which is required to be issued at a price not less than 110% of the fair market value on the day of the grant. Each option is exercisable at such time or times, during such period and for such numbers of shares shall be determined by the plan administrator. No option may be exercisable for more than ten years (five years in the case of an incentive stock option granted to a ten-percent stockholder) from the date of grant.

On January 7, 2018, the Board adopted the 2018 Equity Compensation Plan (the “2018 Plan”) and on April 20, 2018, the shareholders approved the 2018 Plan. The 2018 Plan will be administered by the Board. The Board may grant options to purchase shares of Common Stock, stock appreciation rights, restricted stock units, restricted or unrestricted shares of Common Stock, performance shares, performance units, other cash-based awards and other stock-based awards. The Board also has broad authority to determine the terms and conditions of each option or other kind of equity award, adopt, amend and rescind rules and regulations for the administration of the 2018 Plan and amend or modify outstanding options, grants and awards.

The Board may delegate authority to the chief executive officer and/or other executive officers to grant options and other awards to employees (other than themselves), subject to applicable law and the 2018 Plan. No options, stock purchase rights or awards may be made under the 2018 Plan on or after the ten-year anniversary of the adoption of the 2018 Plan by the Board, but the 2018 Plan will continue thereafter while previously granted options, stock appreciation rights or awards remain subject to the 2018 Plan. The maximum shares of Common Stock which may be issued over the term of the plan shall not exceed 2,500,000 shares. Options granted under the 2018 Plan may be either “incentive stock options” that are intended to meet the requirements of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”) or “nonstatutory stock options” that do not meet the requirements of Section 422 of the Code. The Board will determine the exercise price of options granted under the 2018 Plan. The exercise price of stock options may not be less than the fair market value, on the date of grant, per share of our Common Stock issuable upon exercise of the option (or 110% of fair market value in the case of incentive options granted to a ten-percent stockholder). No option may be exercisable for more than ten years (five years in the case of an incentive stock option granted to a ten-percent stockholder) from the date of grant.

Options outstanding at September 30, 2018 are as follows:

Options	Shares	Weight - Average Exercise Price	Weighted - Average Remaining Contractual Term	Weighted - Average Grant Date Fair Value
Outstanding at December 31, 2017	2,622,000	$.99	2.35 years	$.32
Granted	105,000	$3.48		$1.89
Exercised	(1,009,183)	$.67		$.12
Forfeited or expired	(183,817)	$.71		$.13
Outstanding at September 30, 2018	1,534,000	$1.40	2.50 years	$.57
Options vested at September 30, 2018	1,013,998	$1.06	1.72 years	$.30.

GrowGeneration Corporation and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements

September 30, 2018

8.	STOCK PURCHASE WARRANTS

A summary of the status of the Company’s outstanding stock purchase warrants as of September 30, 2018 is as follows:

	Warrants	Weighted - Average Exercise Price

Outstanding at December 31, 2017	3,605,728	$1.84

Issued	1,666,500	$.35
Exercised	(2,092,728)	$1.13
Forfeited	-	-
Outstanding at September 30, 2018	3,179,500	$1.68

9.	STOCKHOLDERS’ EQUITY

The Company’s current Certificate of Incorporation authorizes the Company to issued 100,000,000 shares of Common Stock. As of September 30, 2018, there were 27,437,113 shares of Common Stock outstanding.

2018 Equity Transactions

During the nine months ended September 30, 2018, the Company issued 3,333,333 shares of Common Stock from the sale of Common Stock and warrants, resulting in net proceeds after offering cost of approximately $9.9 million.

During the nine months ended September 30, 2018, the Company issued 2,870,464 shares of Common Stock from the exercise of warrants resulting in net proceeds of approximately $2.2 million.

During the nine months ended September 30, 2018, the Company issued 1,535,000 shares of Common Stock valued at approximately $5.2 million in connection with assets acquired in business combinations.

During the nine months ended September 30, 2018, the Company issued 1,767,295 shares of Common Stock upon conversion of approximately $5.3 million of convertible debt and accrued interest at $3.00 per share.

During the nine months ended September 30, 2018, the Company issued 618,334 shares of Common Stock upon the exercise of 618,334 options, resulting in net proceeds of approximately $382,000 and issued 367,352 shares of Common Stock upon the cashless exercise of 450,000 options.

During the nine months ended September 30, 2018, the Company issued 26,000 shares of Common Stock, valued at approximately $108,000, for employee bonuses accrued at December 31, 2017 and issued 47,500 shares to employees in accordance with employment agreements.

During the nine months ended September 30, 2018, the Company issued 25,000 shares of Common Stock, valued at approximately $104,000, for consulting services.

GrowGeneration Corporation and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements

September 30, 2018

9.	STOCKHOLDERS’ EQUITY, continued

2017 Equity Transactions

During the nine months ended September 30, 2017 the Company sold a total of 1,825,000 units, each consisting of one share of common stock and one warrant to purchase one share of common stock, for net proceeds after offering costs of $3,291,565.

During the nine months ended September 30, 2017, warrants to purchase 2,149,287 shares of common stock were exercised resulting in proceeds to the Company of $1,504,501.

During the nine months ended September 30, 2017, the Company issued 195,500 shares of common stock to employees and consultants valued at $365,000.

During the nine months ended September 30, 2017, the Company issued 100,000 shares of common stock and 100,000 warrants for consulting services valued at $77,000.

During the nine months ended September 30, 2017, the Company issued 80,000 shares of common stock and 150,000 warrants for prepaid consulting services valued at $251,890.

10.	EARNINGS PER SHARE

Basic net loss per share is computed by dividing net loss by the weighted average number of shares of Common Stock outstanding. Diluted net loss per share is computed by dividing net loss by the weighted average number of shares of Common Stock outstanding plus the number of shares of Common Stock that would be issued assuming exercise or conversion of all potentially dilutive shares of Common Stock. Potentially dilutive securities are excluded from the calculation when their effect would be anti-dilutive. For all periods presented in the consolidated financial statements, all potentially dilutive securities have been excluded from the diluted share calculations as they were anti-dilutive as a result of the net losses incurred for the respective periods. Accordingly, basic shares equal diluted shares for all periods presented.

Potentially dilutive securities were comprised of the following:

	September 30,
	2018	2017
Stock purchase warrants	3,179,500	5,392,157
Convertible debt warrant	536,250	-
Options	1,534,000	2,022,000
	5,249,750	7,414,157

GrowGeneration Corporation and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements

September 30, 2018

11.	ACQUISITIONS

The Company accounts for acquisitions in accordance with ASC 805 “Business Combinations.” Assets acquired and liabilities assumed are recorded in the accompanying consolidated balance sheets at their estimated fair values, as of the acquisition date. For all acquisitions, the preliminary allocation of the purchase price was based upon a preliminary valuation, and the Company’s estimates and assumptions are subject to change within the measurement period as valuations are finalized. The table below represents the allocation of the preliminary purchase price to the acquired net assets.

	East Coast Hydro	Humboldt Depot	Superior Growers Supply	Central Coast Garden	Santa Rosa Hydro	Heavy Gardens	Total
Inventory	$1,002,300	$389,800	$517,950	$254,900	$1,500,000	$-	$3,664,950
Prepaids and other current assets	30,200	6,800	-	-	-	-	37,000
Furniture and equipment	45,600	30,000	50,000	4,600	100,000	-	230,200
Goodwill	1,341,400	654,000	540,250	136,400	4,884,500	433,000	7,989,550
Total	$2,419,500	$1,080,600	$1,108,200	$395,900	$6,484,500	$433,000	$11,921,700

The table below represents the consideration paid for the net assets acquired in business combinations.

	East Coast Hydro	Humboldt Depot	Superior Growers Supply	Central Coast Garden	Santa Rosa Hydro	Heavy Gardens	Total
Cash	$1,201,200	$896,600	$817,950	$257,000	$2,425,000	$150,000	$5,747,750
Assumption of payables	66,300	-	-	-	-	-	66,300
Seller financing	600,000	-	-	-	415,000	72,000	1,087,000
Common stock	552,000	184,000	290,250	138,900	3,644,500	211,000	5,020,650
Total	$2,419,500	$1,080,600	$1,108,200	$395,900	$6,484,500	$433,000	$11,921,700

The following table discloses the date of the acquisitions noted above and the revenue and earnings included in the consolidated income statement from the date of acquisition to the period ended September 30, 2018

	East Coast Hydro	Humboldt Depot	Superior Growers Supply	Central Coast Garden	Santa Rosa Hydro	Heavy Gardens	Total
Acquisition date	1/23/2018	1/30/2018	4/12/2018	6/8/2018	7/13/2018	9/14/2018
Revenue	$3,450,600	$2,030,200	$1,926,400	$498,000	$1,594,900	$121,500	$9,621,600
Earnings	$613,000	$147,600	$178,200	$56,000	$165,300	$5,800	$1,165,900

The following represents the proforma consolidated income statement as if the acquisitions had been included in the consolidated results of the Company for the entire period for the nine months ended September 30, 2017.

Pro forma consolidated income statement

September 30, 2017
Revenue	$31,450,000
Earnings	$(337,900)

GrowGeneration Corporation and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements

September 30, 2018

12.	SUBSEQUENT EVENTS

The Company has evaluated events and transaction occurring subsequent to September 30, 2018 up to the date of this filing of these consolidated financial statements. These statements contain all necessary adjustments and disclosures resulting from that evaluation.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our consolidated financial statements and related notes that appear elsewhere in this report as well as our Annual Report on Form 10-K for the year ended December 31, 2017 filed with the SEC on March 27, 2018. In connection with, and because we desire to take advantage of, the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, we caution readers regarding certain forward looking statements in the following discussion and elsewhere in this report and in any other statement made by, or on our behalf, whether or not in future filings with the SEC. Forward looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward looking statements, particularly those identified with the words, “anticipates,” “believes,” “expects,” “plans,” “intends,” “objectives,” and similar expressions, are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control and many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements made by, or on our behalf. We disclaim any obligation to update forward looking statements, except as required by law.

OVERVIEW

GrowGeneration’s mission is to become one of the largest retail hydroponic and organic specialty gardening retail outlets in the industry. Today, GrowGeneration owns and operates a chain of eighteen (18) retail hydroponic/gardening stores, with five (5) located in the state of Colorado, six (6) in the state of California, three (3) in the state of Michigan, one (1) in the state of Nevada, one (1) in the state of Washington, one (1) in the State of Oklahoma and one (1) in the state of Rhode Island, and an online e-commerce store, HeavyGardens. Our plan is to open and operate hydroponic/gardening stores throughout the United States.

Today, our 18 facilities operate in 7 states, each state considered an operating region. In 2018, we acquired approximately $25 million in revenue from the six acquisitions completed so far this year. We continue to achieve our yearly growth goals of 100% year over year growth. Our operations span over 100,000 sq. ft of retail and warehouse space. We employ today approximately 75 agronomist and horticulturist that we have branded “Grow Pros”. In addition to our store operations, GrowGeneration also operates 5 divisions. These wholly-owned divisions are, GrowGeneration Canada, GrowGeneration Commercial, GrowGeneration Hemp, GrowGeneration Distribution and our newly purchased e-commerce super-store HeavyGardens.com. GrowGeneration Commercial is operated as a stand-alone entity to sell directly into the commercial markets. These sales calls include new build-outs, large capital projects and multi-state operators. Commercial customers set up accounts and can order directly online and receive their commercial pricing. HeavyGardens.com is the Company’s recent acquisition of an e-commerce online superstore that today generates around $300,000 a month in sales and, has over 60,000 unique visitors. The Company is implementing an omni- channel approach of ordering online and picking up at one of our store locations. We have allocated marketing dollars to a digital marketing campaign to further grow our online brand presence. GrowGeneration Canada was formed to mirror our US operations and strategies to acquire hydro operations in Canada. We plan to have 3 locations, in British Columbia, Quebec and Ontario, operating in the early part of 2019. GrowGeneration Hemp is developing a supply chain to outfit hemp farms, currently over 26,000 acres, with equipment and supplies. As more of these hemp farms become operational and the demand for CBD Isolate and Biomass soars, the increase in hemp farming will be a high growth channel for the Company. Lastly, GrowGen Distribution is sourcing and developing new and innovative agricultural products, private label and exclusive products to drive margins and introduce the commercial growers to the latest in new technologies to increase yields and the quality of their plants.

Our stores sell thousands of products, such as organic nutrients and soils, advanced lighting technology, state of the art hydroponic and aquaponic equipment, and other products needed to grow indoors and outdoors. Our strategy is to target two distinct groups of customers; namely (i) commercial growers, and (ii) smaller growers who require a local store to fulfill their daily and weekly growing needs. Our supply-chain includes over 10,000 sku’s, across 12 product departments. We can deliver directly to the grower’s facility, and they can pick up the products at one of our stores or, order online and pick up at one of our stores.

GrowGeneration serves a new, yet sophisticated community of commercial and urban cultivators growing specialty crops including organics, greens and plant-based medicines. Unlike the traditional agricultural industry, these cultivators use innovative indoor and outdoor growing techniques to produce specialty crops in highly controlled environments. This enables them to produce crops at higher yields without having to compromise quality, regardless of the season or weather and drought conditions.

Our target market segments include the commercial growers in the cannabis market (dispensaries, cultivators and caregivers), the home cannabis grower and to businesses and individuals who grow organically grown herbs and leafy green vegetables. The landscape for hydroponic retail stores is very fragmented, with smaller single stores which we consider very ripe for our roll up strategy. Further, the products we sell are in demand due to the ever-increasing legalization and the number of licensed cultivation facilities in both the US and Canada. Total sales for the hydroponic equipment business are well over $4 billion.

Sales at our stores have grown since we commenced our business in May 2014, when we acquired the assets of Southern Colorado Garden Supply Corp. (d/b/a Pueblo Hydroponics), which owned and operated four retail stores. Our growth has been fueled by the purchase of additional retail stores, frequent and higher dollar transactions from commercial growers, individual home growers and gardeners who grow their own organic foods. We expect to continue to experience significant growth over the next few years, primarily from existing and new stores that we open or acquire. Our growth is likely to come from four distinct channels: establishing new stores in high-value markets, internal growth at existing stores, acquiring existing stores with strong customer bases and strong operating histories and the creation of a business to business e-commerce portal at www.GrowGeneration.com.

RESULTS OF OPERATIONS

Comparison of the three months ended September 30, 2018 to September 30, 2017

The following table presents certain consolidated statement of operations information and presentation of that data as a $ change from year-to-year.

	Three Months Ended September 30, 2018	Three Months Ended September 30, 2017	$ Variance
Net revenue	$8,406,255	$4,028,170	$4,378,085
Cost of goods sold	6,249,129	2,912,328	3,336,801
Gross profit	2,157,126	1,115,842	1,041,284
Operating expenses	2,732,337	1,573,931	1,158,406
Operating income (loss)	(575,211)	(458,089)	(117,122)
Other income (expense)	(209,362)	(2,798)	(206,564)
Net income (loss)	$(784,573)	$(460,887)	$(323,686)

Revenue

Net revenue for the three months ended September 30, 2018 increased approximately $4.4 million, or 109%, to approximately $8.4 million, compared to approximately $4.0 million for the three months ended September 30, 2017. The increase in revenues in 2018 was primarily due to the addition of 8 new stores opened or acquired after September 30, 2017, and the new e-commerce site acquired in mid-September 2018, offset by the decline in same store sales as further discussed below. The 8 new stores and the new e-commerce web site contributed $4.9 million in revenue for the quarter ended September 30, 2018. The chart below shows sales by market for the three months ended September 30, 2018 and 2017. The Company also consolidated some stores in 2018 and 2017 in Colorado that had revenues of $123,563 for the three months ended September 30, 2018 and $631,097 for the three months ended September 30, 2017.

The Company continues to focus on the six markets and the new e-commerce site noted below and the growth opportunities that exist in each market. We are also focusing on new store acquisitions, proprietary products and on developing our online and Amazon sales which we expect to contribute more to sales in the fourth quarter of 2018.

	Sales by Market
	Three Months Ended	Three Months Ended
	September 30, 2018	September 30, 2017	Variance
Colorado market	$1,816,620	$1,833,869	$(17,249)
California market	3,416,915	815,270	2,601,645
Rhode Island market	1,114,306	-	1,114,306
Michigan market	1,101,356	-	1,101,356
Nevada market	491,294	513,513	(22,219)
Washington market	219,434	233,382	(13,948)
Closed/consolidated locations	121,536	632,136	(510,600)
E-commerce site	124,794	-	124,794
Total revenues	$8,406,255	$4,028,170	$4,378,085

Sales of the Company’s products in the Colorado market declined $17,249 or less that 1% comparing the quarter ended September 30, 2018 to September 30, 2017 and is primarily due to store consolidations and the Company’s focus on operating larger, more profitable stores. Sales of the Company’s products in the California market have seen growth of approximately $2.6 million from the addition of four (4) new stores through acquisitions, offset by a decline in revenues in our Santa Rosa store of approximately $281,000. The California market experienced slower growth in the prior and current quarters as a result of a change in the regulatory environment and the implementation of new rules and regulations which have slowed the issuance of new licenses. However, the Company is positioned to grow as new licenses are issued. Sales in our Santa Rosa store decreased $281,000 or 40% comparing the quarter ended September 30, 2018 to the quarter ended September 30, 2017. Our San Bernardino store increased by 148%, or $200,000, comparing the quarter ended September 30, 2018 to the quarter ended September 30, 2017. We attribute this gain to the Southern California issuances of licenses in the Riverside County. With the recent acquisition of Santa Rosa Hydro in July 2018, one of the country’s largest hydroponic stores, the Company projects to add an incremental $8.0 million in annual sales in the Santa Rosa market.

The recognition of revenue in the Rhode Island and Michigan markets are the result of these new acquisitions in 2018 for which there was no comparable revenue in 2017. The Company is pursuing new store acquisitions in both of these markets and believes that these markets will be growth markets in the fourth quarter of 2018.

Although revenues in the Nevada market had a slight decline of $22,000, comparing the quarter ended September 30, 2018 to the quarter ended September 30, 2017, the decline in revenue was attributable to large one-time sales to a commercial customer during the quarter ended September 30, 2017, related to this customer’s initial buildout of their commercial grow facility.

Sales in the Washington market had a slight decrease in revenue of $14,000 comparing the quarter ended September 30, 2018 to the quarter ended September 30, 2017.

The Company had the same 9 stores opened for the entire three months ended September 30, 2018 and 2017, five (5) in Colorado, two (2) in California, one (1) in Nevada, and one (1) in Washington. These same stores generated $3.3 million in sales for the three months ended September 30, 2018, compared to $3.4 million in sales for the same period ended September 30, 2017, a decrease of 4%. With regard to same store sales, our revenue in the Colorado market has declined comparing the three months ended September 30, 2018 to the three months ended September 30, 2017 by approximately $17,000 or approximately 1%, primarily due to the loss of customers when we consolidated locations in the first quarter of 2018. While there was a loss of some revenue from customers where stores were consolidated, all operating costs were eliminated from the store that was closed and consolidated into another store location. Revenue in the California market declined by approximately $81,000 or 10%, primarily due to the large fires in the Santa Rosa area in October 2017 which closed our store for 17 days due to mandatory evacuations. The Santa Rosa fires also impacted our commercial customer base and revenues in the Santa Rosa area which have not returned to their pre-October 2017 revenue levels. The Washington market has a slight decline of revenues of approximately $14,000 of 6%. With regard to the Nevada market, the decline in revenue of $22,000 or 4% was attributable to large one-time sales to a commercial customer during the quarter ended September 30, 2017 related to this customer’s initial buildout of their commercial grow facility. In the Colorado market, we are not seeing additional commercial grows as this market has matured and is going through a consolidation.

	9 Same Stores All Markets
	Three Months Ended	Three Months Ended
	September 30, 2018	September 30, 2017	Variance
Colorado market	$1,816,620	$1,833,869	$(17,249)
California market	734,299	815,270	(80,971)
Washington market	219,434	233,382	(13,948)
Nevada market	491,294	513,513	(22,219)
Net revenue, all markets	$3,261,647	$3,396,034	$(134,387)

Cost of Goods Sold

Cost of goods sold for the three months ended September 30, 2018 increased approximately $3.3 million, or 115%, to approximately $6.2 million, as compared to approximately $2.9 million for the three months ended September 30, 2017. The increase in cost of goods sold was primarily due to the 109% increase in sales comparing the three months ended September 30, 2018 to the three months ended September 30, 2017. The increase in cost of goods sold is directly attributable to the increase in the number of stores as discussed above.

Gross profit was approximately $2.2 million for the three months ended September 30, 2018, compared to approximately $1.1 million for the three months ended September 30, 2017, an increase of approximately $1.1 million or 100%. Gross profit as a percentage of sales was 25.7% for the three months ended September 30, 2018, compared to 27.7% for the three months ended September 30, 2017. The decrease in the gross profit margin percentage is due to 1) the increase in sales to commercial customers that have lower margins than retail customers and 2) the higher cost of inventory for acquired companies. As we acquire companies, the cost of their inventory, recorded at fair market value, has an initial higher cost than pre-acquisition inventory values. As the purchased inventory is being sold, since it has a higher cost basis, margins are lower. Once the acquired inventory is sold through, which takes approximately three months, the cost basis of inventory replaced is at a lower cost basis, which will be realized in future periods as higher gross margins. Commercial customers make up the majority of our revenues and we continue to target large commercial customers. The Company continues to focus on higher margin items and proprietary additives and other consumables that provide higher margin opportunities for us.

Operating Expenses

Operating expenses are comprised of store operations, primarily payroll, rent and utilities, and corporate overhead. Store operating costs were approximately $1.4 million for the three months ended September 30, 2018 and approximately $801,000 for the three months ended September 30, 2017, an increase of approximately $614,000 or 77%. The increase in store operating costs was directly attributable to the 109% increase in sales from the addition of eight (8) new locations that were acquired in 2018 and that were not open for any portion of the three months ended September 30, 2017 and our new e-commerce site that was acquired mid-September 2018. A Colorado store opened in the fourth quarter of 2017 was closed on September 30, 2018 and those commercial customers will be serviced out of our Denver store. Store operating costs as a percentage of sales were 16.8% for the three months ended September 30, 2018, compared to 19.9% for the three months ended September 30, 2017. Operating costs, as a percentage of revenue, are affected in certain markets by seasonality. The second and third quarters are generally higher revenue months due to peak outdoor growing season during those months. Store operating costs were positively impacted by the acquisitions of new stores in 2018 which have a lower percentage of operating costs to revenues due to their larger size and higher volume. The net impact, as noted above, was lower store operating costs as a percentage of revenues. Corporate overhead was 15.7% of revenue for the three months ended September 30, 2018 and 19.2% for the three months ended September 30, 2017. Corporate overhead is comprised of general and administrative costs, share based compensation, depreciation and amortization and corporate salaries and was approximately $1.3 million for the three months ended September 30, 2018, compared to approximately $773,000 for the three months ended September 30, 2017. The increase in salaries expense from 2017 to 2018 was due primarily to the increase in corporate staff to support expanding operations, including purchased store integrations, accounting and finance, information systems, purchasing and commercial sales staff, and online sales presence. It should be noted that when we consummate a new acquisition, purchasing and back office accounting functions are stripped from the new acquisitions and those functions are absorbed into our existing centralized purchasing and accounting and finance departments, thus delivering cost savings. Corporate salaries and related payroll costs as a percentage of sales were 5.5% for the three months ended September 30, 2018 compared to 6.7% for the three months ended September 30, 2017. General and administrative expenses comprised mainly of advertising and promotions, travel & entertainment, professional fees and insurance, were approximately $375,000 for the three months ended September 30, 2018 and approximately $238,000 for the three months ended September 30, 2017, with a majority of the increase related to advertising and promotion, travel and entertainment and legal fees. In the third quarter 2018, we incurred legal and audit fees related to two acquisitions. These types of costs were not incurred during the quarter ended September 30, 2017. General and administrative costs as a percentage of revenue were 4.5% for the three months ended September 30, 2018, and 5.9% for the three months ended September 30, 2017. As noted earlier, corporate overhead includes non-cash expenses, consisting primarily of depreciation and share based compensation, which was approximately $481,000 for the three months ended September 30, 2018, compared to approximately $266,000 for the three months ended September 30, 2017.

Net Loss

The net loss for the three months ended September 30, 2018 was $784,573, compared to a net loss of $460,887 for the three months ended September 30, 2017. The increase in the net loss from 2017 to 2018 of $323,686 was primarily due to (1) an increase in amortization of debt discount, share based compensation and depreciation of $451,813, all non-cash expenses, and (2) increases in other corporate overhead of $328,831 offset by the approximately $427,000 increase in net margin contribution in 2018 after deducting store operating costs.

Comparison of the nine months ended September 30, 2018 to September 30, 2017

The following table presents certain consolidated statement of operations information and presentation of that data as a $ change from year-to-year.

	Nine months Ended September 30, 2018	Nine months Ended September 30, 2017	$ Variance
Net revenue	$19,939,572	$10,722,738	$9,216,834
Cost of goods sold	14,863,600	7,775,718	7,087,882
Gross profit	5,075,972	2,947,020	2,128,952
Operating expenses	6,933,124	4,025,494	2,907,630
Operating income (loss)	(1,857,152)	(1,078,474)	(778,678)
Other income (expense)	(811,846)	(6,119)	(805,727)
Net income (loss)	$(2,668,998)	$(1,084,593)	$(1,584,405)

Revenue

Net revenue for the nine months ended September 30, 2018 increased approximately $9.2 million, or 86%, to approximately $19.9 million, compared to approximately $10.7 million for the nine months ended September 30, 2017. The increase in revenue was due to the addition of eight (8) new stores acquired after December 31, 2017 and a new e-commerce site acquired in mid-September 2018. The chart below shows sales by market for the nine months ended September 30, 2018 and 2017. The Company also had consolidated some stores in 2017 and 2018 that had sales of $691,641 for the nine months ended September 30, 2018 and $665,700 for the nine months ended September 30, 2017.

While the Company continues to focus on the 7 markets noted below and the growth opportunities that exist in each market, we also are focusing on new store acquisitions, proprietary products, and developing our online and Amazon sales, which we expect to contribute to sales in the fourth quarter of 2018.

	Sales by Market
	Nine months Ended	Nine months Ended
	September 30, 2018	September 30, 2017	Variance
Colorado market	$5,385,585	$4,560,209	$825,376
California market	6,358,549	1,843,672	4,514,877
Rhode Island market	3,450,640	-	3,450,640
Michigan market	1,926,370	-	1,926,370
Nevada market	1,287,101	1,318,909	(31,808)
Washington market	718,149	334,248	383,901
E-commerce market	121,537	-	121,537
Consolidated/closed location	691,641	2,665,700	(1,974,059)
Total revenues	$19,939,572	$10,722,738	$9,216,834

Overall sales in the Colorado market increased approximately $825,400 or 18%, as noted above, comparing the nine months ended September 30, 2018 to the nine months ended September 30, 2017, with a majority of that increase attributable to the opening of our new Denver Mississippi store location in April 2017. We continue to focus selling efforts in building growth in this market.

Our sales in the California market have seen growth of approximately $4.5 million primarily from the addition of 5 new stores through acquisitions offset by a decline in revenues of approximately $404,000 or 24% resulting from the Santa Rosa wildfires in October 2017, as discussed further below in the same store sales analysis, comparing the nine months ended September 30, 2018 to the nine months ended September 30, 2017. The California market experienced slower grow in the current and prior quarter as a result of a change in the regulatory environment, and the implementation of new rules and regulations which have slowed the issuance of new licenses. However, the Company is positioned to grow as new licenses are issued. With the recent acquisition of Santa Rosa Hydro in July 2018, one of the country’s largest hydroponic store, the Company projects to add an incremental $2.0 million in sales in the Santa Rosa market.

Revenues in the Rhode Island and Michigan markets are the result of these new acquisitions in 2018 for which there was no comparable revenue in 2017. The Company is pursuing new store acquisitions in both of these markets and believes that these markets will be growth markets in the fourth quarter of 2018.

Our revenue in the Nevada market decreased slightly by approximately $32,000 comparing the nine months ended September 30, 2018 to nine months ended September 30, 2017, despite the fact that a large one-time $288,000 sale to a commercial customer during the nine months ended September 30, 2017 related to this customer’s initial buildout of its commercial grow facility for which there was no comparable one-time sale for the nine months ended September 30, 2018.

The increase in the Washington market is due to the new store acquisition in May 2017, for which there was only revenue for approximately four and a half months in 2017 compared to a full nine months for 2018.

The Company had the same six (6) stores opened for the entire nine months ended September 30, 2018 and 2017. These same stores generated $6.3 million in sales for the nine months ended September 30, 2018, compared to $7.0 million in sales for the same period ended September 30, 2017, a decrease of 10%. With regard to same store sales, total revenues in our Colorado declined approximately $258,000 or 10% comparing the nine months ended September 30, 2018 to the nine months ended September 30, 2017. Colorado is a very mature and competitive market with no real growth and the revenue loss is due to customer loss mostly from growers that have closed their operations. Our revenue in the California market has declined by approximately $404,000 or 24% primarily due to the effects of the large fires in the Santa Rosa area in October 2017 which impacted our commercial customer base. Revenues in the Santa Rosa market have not recovered from the pre-fire sale levels. Revenues in the Nevada market was relatively flat with a slight 2% decline, but revenue from the nine months ended September 30, 2017 includes one-time sales of approximately $288,000 to a customer that was doing an initial build out of a grow facility for which there was no comparable one-time sale in 2018.

	6 Same Stores All Markets
	Nine months Ended September 30,	Nine months Ended September 30,
	2018	2017	Variance
Colorado market	$3,686,281	$3,944,433	$(258,152)
California market	1,304,032	1,708,195	(404,163)
Nevada market	1,287,101	1,318,909	(31,808)
Net revenue	$6,277,414	$6,971,537	$(694,123)

Cost of Goods Sold

Cost of goods sold for the nine months ended September 30, 2018 increased approximately $7.1 million, or 91%, to approximately $14.9 million, as compared to $7.8 million for the nine months ended September 30, 2017. The increase in cost of goods sold was due to the 86% increase in sales comparing the nine months ended September 30, 2018 to the same period in 2017. The increase in cost of goods sold is directly attributable to the increase in the number of stores as noted above.

Gross profit was approximately $5.1 million for the nine months ended September 30, 2018, compared to approximately $2.9 million for the nine months ended September 30, 2017, an increase of approximately $2.2 million or 72%. Gross profit as a percentage of sales was 25.5% for the nine months ended September 30, 2018, compared to 27.5% for the nine months ended September 30, 2017. The slight decrease in the gross profit percentage is due to 1) the increase in sales to commercial customers that have lower margins than retail customers and 2) the higher cost of inventory for acquired companies. As we acquire companies, the cost of their inventory, recorded at fair market value, has an initial higher cost than pre-acquisition inventory. As those items are being sold, since they have a higher cost basis, margins are lower. Once the acquired inventory is sold through, which normally takes approximately three months, the cost basis of inventory replaced is at our normal cost basis (which is lower than our acquired inventory cost basis), which will be realized in future periods gross margin. Commercial customers make up the majority of our revenues and we continue to target large commercial customers. The Company continues to focus on higher margin items and proprietary additives and other consumables that provide higher margin opportunities for us.

Operating Expenses

Operating expenses are comprised of store operations, primarily payroll, rent and utilities, and corporate overhead. Store operating costs were approximately $3.5 million for the nine months ended September 30, 2018 compared to approximately $2.1 million for the nine months ended September 30, 2017, an increase of approximately $1.4 million or 65%. The increase in store operating costs was directly attributable to the 86% increase in sales from the addition of eight (8) locations and the one e-commerce site, acquired in September 2018, that were not open for any portion of the nine months ended September 30, 2017, and three stores that were opened at various times in 2017. Store operating costs as a percentage of sales were 17.3% for the nine months ended September 30, 2018, compared to 19.6% for the nine months ended September 30, 2017. Operating costs, as a percentage of revenue, are affected by seasonality. The second quarter and third quarters are generally higher revenue months due to peak outdoor growing season during those months. Store operating costs were positively impacted by the acquisitions of new stores in 2018 which have a lower percentage of operating costs to revenues due to their larger size and higher volume. The net impact, as noted above, was lower store operating costs as a percentage of revenues. Corporate overhead was 17.4% of revenue for the nine months ended September 30, 2018 and 18% for the nine months ended September 30, 2017. Corporate overhead is comprised of general and administrative costs, share based compensation, depreciation and amortization and corporate salaries and was approximately $3.5 million for the nine months ended September 30, 2018, compared to approximately $1.9 million for the nine months ended September 30, 2017. The increase in salaries expense from 2017 to 2018 was due primarily to the increase in corporate staff to support expanding operations including, purchased store integration, accounting and finance, information systems, purchasing and commercial sales staff, and online sales presence. It should be noted that when we consummate a new acquisition, the purchasing and back office accounting functions are stripped from the new acquisitions and those functions are absorbed into our existing centralized purchasing and accounting and finance departments thus delivering cost savings. Corporate salaries as a percentage of sales were 6% for the nine months ended September 30, 2018 compared to 5.4% for the nine months ended September 30, 2017. General & administrative expenses comprised mainly of advertising and promotions, travel & entertainment, professional fees, insurance and legal fees, were approximately $1.1 million for the nine months ended September 30, 2018 and approximately $645,000 for the nine months ended September 30, 2017, with a majority of the increase related to advertising and promotion, travel and entertainment and legal fees. For the nine months ended September 30, 2018 we incurred legal and audit fees related to four acquisitions and costs related to our first annual shareholders meeting. These costs were not incurred for the nine months ended September 30, 2017. General and administrative costs as a percentage of revenue were 5.7% for the nine months ended September 30, 2018, compared to 6.0% for the nine months ended September 30, 2017.

As noted earlier, corporate overhead includes non-cash expenses, consisting primarily of depreciation and share based compensation, which was approximately $1.2 million for the nine months ended September 30, 2018, compared to approximately $708,000 for the nine months ended September 30, 2017. The increase in share-based compensation from $654,000 in 2017 to $920,000 in 2018 is due to an increase in 1) non-cash compensation to consultants, 2) stock issued to employees, and 3) the fair market value of options issued to employees.

Net Income (Loss)

The net loss for the nine months ended September 30, 2018 was approximately $2.7 million, compared to a net loss of approximately $1.1 million for the nine months ended September 30, 2017. The increase in the net loss from 2017 to 2018 of approximately $1.6 million was primarily due to 1) increases in non-cash expenses, share based compensation, depreciation and amortization and amortization of debt discount which accounted of approximately $1.3 million of the increase and 2) an increase of approximately $1.1 million in general and administrative and payroll costs. The increase in costs noted above were offset by approximately $770,000 increase in net margin contribution in 2018 after deducting store operating costs. Amortization of debt discount did not exist in 2017.

Operating Activities

Net cash used in operating activities for the nine months ended September 30, 2018 was approximately $1.9 million compared to approximately $2.6 million for nine months ended September 30, 2017. Cash provided by operating activities is driven by our net loss and adjusted by non-cash items as well as changes in operating assets and liabilities. Non-cash adjustments primarily include depreciation, amortization of intangible assets, share based compensation expense and amortization of debt discount. Non-cash adjustment totaled approximately $2 million and $708,400 for the nine months ended September 30, 2018 and 2017, respectively, so non-cash adjustments had a greater positive impact on net cash provided by operating activities for the nine months ended September 30, 2018 than the same period in 2017. The increase in the net cash used in operating activities was related to the increase in the net loss of approximately $1.6 million comparing the nine months ended September 30, 2017 to the nine months ended September 30, 2018, an increase in inventory of approximately $1.2 million, an increase in accounts receivable of approximately $356,000, offset by an increase in accounts payable and other current liabilities of approximately $457,000. The increase in accounts payable and other accrued expenses was attributable to the increase in the number of operating stores in 2018.

Net cash used in operating activities for the nine months ended September 30, 2017 was approximately $2.6 million. This amount was primarily related to increases of inventory of approximately $2.4 million, accounts receivable of $293,000, offset by an increase in accounts payable and other current liabilities of $787,000. The increase in inventory and a corresponding increase in trade payables was attributable to both an increase in revenues and an increase in the number of operating stores between December 31, 2016 and September 30, 2017.

Net cash used in investing activities was approximately $6.3 million for the nine months ended September 30, 2018 and approximately $870,000 for the nine months ended September 30, 2017. Investing activities in 2018 were primarily attributable to six acquisitions in 2018 in which the we paid approximately $5.8 million in cash. Other investing activities in 2018 were the purchase of vehicles and store equipment totaling approximately $455,000. Investing activities in 2017 related the purchase of vehicles and store equipment to support new store operations. Between January 1, 2017 and September 30, 2017, the Company opened 4 new locations.

Net cash provided by financing activities for the nine months ended September 30, 2018 was approximately $21.2 million and represented approximately $10.0 million from the proceeds of a private placement of our Common Stock which closed in May 2018, $9 million in proceeds from a convertible debt offering which closed in January 2018, and proceeds from the exercise of warrants and options of approximately $2.5 million. Net cash provided by financing activities for the nine months ended September 30, 2017 was $4.8 million and was primarily from proceeds from the sales of Common Stock, net of offering costs, of $3.2 million, and proceeds from the exercise of warrants of $1.6 million.

Use of Non-GAAP Financial Information

The Company believes that the presentation of results excluding certain items in “Adjusted EBITDA,” such as non-cash equity compensation charges, provides meaningful supplemental information to both management and investors, facilitating the evaluation of performance across reporting periods. The Company uses these non-GAAP measures for internal planning and reporting purposes. These non-GAAP measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP measures used by other companies. The presentation of this additional information is not meant to be considered in isolation or as a substitute for net income or net income per share prepared in accordance with generally accepted accounting principles.

Set forth below is a reconciliation of Adjusted EBITDA to net income (loss):

	Three Months Ended
	September 30, 2018	September 30, 2017
Net income (loss)	$(784,573)	$(460,887)
Interest	(4,795)	3,419
Depreciation and Amortization	114,159	22,987
EBITDA	(675,209)	(434,481)
Share based compensation (option compensation, warrant compensation, stock issued for services)	367,098	242,984
Amortization of debt discount	236,527	-

Adjusted EBITDA	$(71,584)	$(191,497

	Nine Months Ended
	September 30, 2018	September 30, 2017
Net income (loss)	$(2,668,998)	$(1,084,593)
Interest	14,535	7,181
Depreciation and Amortization	230,070	63,035
EBITDA	(2,424,393)	(1,014,377)
Share based compensation (option compensation, warrant compensation, stock issued for services)	920,446	645,392
Amortization of debt discount	858,624	-

Adjusted EBITDA	$(645,323)	$(368,985)

LIQUIDITY AND CAPITAL RESOURCES

As of September 30, 2018, we had working capital of approximately $23.1 million, compared to working capital of approximately $5.6 million as of December 31, 2017, an increase of approximately $17.5 million. The increase in working capital from December 31, 2017 to September 30, 2018 was due primarily to the receipt of proceeds from an equity private placement offering of $10 million, a convertible debt offering of $9 million and proceeds from the exercise of warrants and options of $2.5 million. At September 30, 2018, we had cash and cash equivalents of approximately $14.3 million. As of the date of this filing, we believe that existing cash and cash equivalents are sufficient to fund existing operations for the next twelve months.

We anticipate that we will need additional financing in the future to continue to acquire and open new stores. To date we have financed our operations through the issuance and sale of Common Stock, convertible notes and warrants.

Financing Activities

2017 Private Placements

On March 10, 2017, the Company closed a private placement of a total of 825,000 units of its securities to 4 accredited investors. Each unit consisted of (i) one share of the Company’s Common Stock and (ii) one 5-year warrant to purchase one share of Common Stock at an exercise price of $2.75 per share. The Company raised an aggregate of $1,650,000 gross proceeds in the offering.

On May 15, 2017, the Company closed a private placement of a total of 1,000,000 units of its securities through GVC Capital LLC (“GVC Capital”) as its placement agent. Each unit consisted of (i) one share of the Company’s Common Stock and (ii) one 5-year warrant to purchase one share of Common Stock at an exercise price of $2.75 per share. The Company raised an aggregate of $2,000,000 gross proceeds in the offering. The Company paid GVC Capital total compensation for its services as follows: (i) it issued GVC 5-year warrants to purchase 75,000 shares at $2.00 per share and 5-year warrants to purchase 75,000 shares at $2.75 per share (for which GVC paid $100), (ii) it paid GVC a cash fee of $150,000, (iii) it paid GVC a non-accountable expense allowance of $60,000, and (iv) it agreed to pay GVC a warrant exercise fee equal to 3% of all sums received by the Company from the exercise of 750,000 warrants (excluding the 250,000 warrants issued to Merida Capital Partners, LP) when they are exercised.

2018 Private Placement

On January 17, 2018, the Company completed a private placement of a total of 36 units of its securities at the price of $250,000 per unit. Each unit consisted of (i) a .1% unsecured convertible promissory note in the principal amount of $250,000, and (ii) a 3-year warrant entitling the holder to purchase 37,500 shares of Common Stock, at a price of $.01 per share or through cashless exercise. The Company raised gross proceeds of $9,000,000 from 23 accredited investors in the offering.

On May 9, 2018, the Company completed a private placement of a total of 33.33 units of the Company’s securities at the price of $300,000 per unit pursuant to Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated under the Securities Act. Each unit consists of (i) 100,000 shares of Common Stock and (ii) 50,000 3-year warrants, each entitling the holder to purchase one share of Common Stock, at a price of $.35 per share or through cashless exercise. The Company raised a total of $10,000,000 from three accredited investors.

Critical Accounting Policies, Judgments and Estimates

Use of Estimates

The preparation of these consolidated financial statements in conformity with accounting principles generally accepted in the United States (U.S. GAAP) requires management to make a number of estimates and assumptions related to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amount of intangible assets; valuation allowances and reserves for receivables, inventory and deferred income taxes; revenue recognition related to contracts accounted for under the percentage of completion method; share-based compensation; and loss contingencies, including those related to litigation. Actual results could differ from those estimates.

Accounts Receivable and Concentration of Credit Risk

Accounts receivable are recorded at the invoiced amounts less an allowance for doubtful accounts and do not bear interest. The allowance for doubtful accounts is based on our estimate of the amount of probable credit losses in our accounts receivable. We determine the allowance for doubtful accounts based upon an aging of accounts receivable, historical experience and management judgment. Accounts receivable balances are reviewed individually for collectability, and balances are charged off against the allowance when we determine that the potential for recovery is remote. An allowance for doubtful accounts of approximately $97,829 has been reserved as of September 30, 2018 and December 31, 2017.

We are exposed to credit risk in the normal course of business, primarily related to accounts receivable. We are affected by general economic conditions in the United States. To limit credit risk, management periodically reviews and evaluates the financial condition of its customers and maintains an allowance for doubtful accounts. As of September 30, 2018, and December 31, 2017, we do not believe that we have significant credit risk.

Fair Value of Financial Instruments

The carrying amounts of our financial instruments, including accounts receivable and accounts payable, are carried at cost, which approximates their fair value due to their short-term maturities. We believe that the carrying value of notes payable with third parties, including their current portion, approximate their fair value, as those instruments carry market interest rates based on our current financial condition and liquidity. We believe the amounts due to related parties also approximate their fair value, as their carried interest rates are consistent with those of our notes payable with third parties.

Long-lived Assets

We evaluate the carrying value of long-lived assets for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. An asset is considered to be impaired when the anticipated undiscounted future cash flows of an asset group are estimated to be less than its carrying value. The amount of impairment recognized is the difference between the carrying value of the asset group and its fair value. Fair value estimates are based on assumptions concerning the amount and timing of estimated future cash flows. No impairment was determined as of September 30, 2018 and December 31, 2017.

Revenue Recognition

Revenue on product sales is recognized upon delivery or shipment. Customer deposits and lay away sales are not reported as revenue until final payment is received and the merchandise has been delivery.

Stock-based Compensation

We account for stock-based awards at fair value on the date of grant and recognize compensation over the service period that they are expected to vest. We estimate the fair value of stock options and stock purchase warrants using the Black-Scholes option pricing model. The estimated value of the portion of a stock-based award that is ultimately expected to vest, taking into consideration estimated forfeitures, is recognized as expense over the requisite service periods. The estimate of stock awards that will ultimately vest requires judgment, and to the extent that actual forfeitures differ from estimated forfeitures, such differences are accounted for as a cumulative adjustment to compensation expenses and recorded in the period that estimates are revised.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements (as that term is defined in Item 303 of Regulation S-K) that are reasonably likely to have a current or future material effect on our financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We are a smaller reporting company and are not required to provide the information under this item pursuant to Regulation S-K.

ITEM 4. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

Management maintains “disclosure controls and procedures,” as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”), that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

In connection with the preparation of this Quarterly Report on Form 10-Q, an evaluation was carried out by management, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of September 30, 2018.

Based on that evaluation, management concluded, that our disclosure controls and procedures were effective as of September 30, 2018 in recording, processing, summarizing, and reporting information required to be disclosed, within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Changes in Internal Controls over Financial Reporting

As of the end of the period covered by this report, there have been no changes in the internal controls over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting subsequent to the date of management’s last evaluation.

PART II – OTHER INFORMATION

Item 1. Legal Proceedings

None

Item 1A. Risk Factors

As a smaller reporting company, we are not required to provide the information required by this item.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None

Item 3. Defaults upon Senior Securities

None.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Other Information

None.

Item 6. Exhibits

The following exhibits are included and filed with this report.

Exhibit	Exhibit Description
3.1	Certificate of Incorporation of GrowGeneration Corp. (Incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-1 as filed on November 9, 2015)
3.2	Bylaws of GrowGeneration Corp. (Incorporated by reference to Exhibit 3.2 to the Registration Statement on Form S-1 as filed on November 9, 2015)
31.1	Rule 13a-14(a)/15d-14(a) certification of Chief Executive Officer
31.2	Rule 13a-14(a)/15d-14(a) certification of principal financial and accounting officer
32.1	Section 1350 certification of Chief Executive Officer*
32.2	Section 1350 certification of principal financial and accounting officer*
101	Interactive Data Files **
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Definition

*	Furnished and not filed.

**	Pursuant to Rule 402 of Regulation S-T, the interactive files on Exhibit 101 hereto are deemed not filed for purposes of Section 11 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under those sections, and are not part of any registration statement to which they relate.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized on November 9, 2018.

GrowGeneration Corporation

By:	/s/ Darren Lampert
Darren Lampert, Chief Executive Officer (Principal Executive Officer)

By:	/s/ Monty Lamirato
Monty Lamirato, Chief Financial Officer (Principal Accounting Officer and Principal Financial Officer)